## Note 1 - Nature of Business

Kershner Securities, LLC (the "Company"), was organized as a Delaware Limited Liability Company on February 22, 2008. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's sole member is Kershner Trading Group, LLC, ("KTG", the "Parent", or the "Member").

The Company operates under the provisions of Paragraph k(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer, Goldman Sachs Execution & Clearing, L.P. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Substantially all of the Company's revenues are derived from commission income from a related entity.

## Note 2 - Liquidity and Capital Resources

At December 31, 2015, KTG had cash and cash equivalents and liquid receivables from its clearing organization of approximately $6.1 million on a consolidated basis. Management expects KTG to have sufficient cash and cash equivalents and trading margin to fund its operating and capital needs for the twelve months following the issuance of this report. Historically, KTG has relied upon management's ability to periodically arrange for additional equity or debt financing to meet KTG's necessary liquidity requirements.

In the event additional cash is required to support operations, the Andrew S. Kershner Trust, KTG's majority owner, has also committed to fund KTG. KTG's management believes that it can operate within its business plan over the next twelve months, will be successful in maintaining sufficient working capital, and will manage operations commensurate with its level of working capital.

## Note 3 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's critical accounting estimates affecting the financial statements include the allocation of income and expenses with affiliated entities.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Purchases and sales of securities, and commission revenue and expense, are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and receivables from the clearing organization. The Company did not have cash balances in excess of federally insured limits as of December 31, 2015. Receivables from the clearing organization represent cash deposited and commissions receivable from the organization, $500,000 of which are insured from theft by the Securities Investor Protection Corporation.

Income Taxes

The Company will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is liable for a pro rata allocation of the Texas margin tax, which is filed with the Parent. The Company has recorded $68,533 of Texas margin tax expense for the year ended December 31, 2015.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivable from clearing organization, accounts payable and accrued expenses approximated fair market value at December 31, 2015 due to their relatively short maturities and prevailing market terms.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Date of Management's Review

Management has evaluated the financial statements for subsequent events through the issuance date, February 17, 2016.

**Note 4 - Member's Equity**

The Company has one class of membership interest and the sole member of the Company is Kershner Trading Group, LLC.

The Member makes capital contributions to the Company as it may determine from time to time. No interest accrues on such contributions and the Member does not have the right to withdraw, or be repaid on its contributions, except as provided in the LLC Agreement.

Capital account withdrawals and distributions are made in accordance with the LLC Agreement. Capital distributions to its Member can be made under a capital distribution policy approved by the Member.

**Note 5 - Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $617,696 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

**Note 6 - Related Party Transactions**

The Company has an Expense Sharing Agreement ("Sharing Agreement") with its Parent. The Sharing Agreement provides for the pro rata sharing of office space, office equipment and the expenses of certain administrative and other personnel and ancillary services. The parties have agreed to share the fees and costs as follows: (a) premises and property are allocated based on the square footage occupied by each party; (b) personnel-related expenses are shared in proportion to the allocation of time spent with each entity by such personnel; and (c) certain outside services are shared in proportion to use or incurrence of the same by each party. The Parent invoices the Company for those expenses on a monthly basis. The Company incurred $205,185 of expense under this agreement for the year ended December 31, 2015, of which $140,949 was payable at December 31, 2015.

The Company entered into a Technology Services Agreement ("Technology Agreement") to outsource all of its technology needs to Kershner Technology and Innovation, which is wholly owned by the Parent. The Technology Agreement provides for a monthly fixed fee of $1,000 and $8,000 was payable at December 31, 2015.

The Company executed an agreement to provide electronic trading services to Kershner Trading Americas ("Americas"), which is wholly owned by the Parent. The trading service provides Americas with the right to use the software, equipment, telecommunications and connectivity resources of the Company to enter and route orders and execute securities and futures transactions. In exchange for the provision of trading services (pursuant to the agreement) the Company charges monthly fees on a per share basis which are invoiced at month end. The Company earned $2,433,757 under this agreement for the year ended December 31, 2015, of which $5,827,557 was receivable at December 31, 2015. Additionally, the Company earned $4,570,424 in commission income directly through transactions processed at the clearing broker during 2015 resulting from trading activity of Americas. The balance of the payment to be received from Americas is charged via the invoicing process outlined previously.

**Note 7 - Employee Benefit Plans**

The Parent sponsors a 401(k) Plan (the "Plan") for the benefit of all eligible employees of the Company. To be eligible, the employees must have reached the age of 21. Participants may elect to defer up to the maximum allowable amount by law to the Plan. The Parent did not make any contributions to the Plan in 2015.

## Note 8 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is required to have an account at the clearing broker that shall at all times contain cash, securities, or a combination of both, having a market value of $500,000 reflecting the combined total of the Minimum Equity Requirement of $400,000 and the Clearing Deposit of $100,000. These amounts are included within receivables from clearing organizations on the statement of financial condition.